

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2023

Richard Lowenthal, M.S., MSEL
President and Chief Executive Officer
ARS Pharmaceuticals, Inc.
11682 El Camino Real, Suite 120
San Diego, California 92130

> **Re: ARS Pharmaceuticals, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 20, 2023**
> **File No. 333-271359**

Dear Richard Lowenthal:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Gorsky at 202-551-7836 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Kenneth J. Rollins, Esq.